04002414

3/5

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cohen Financial Equities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 North LaSalle Street / Suite 800
(No. and Street)

Chicago (City) IL (State) 60602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

PROCESSING
FEB 27 2004
WASH. D.C. 181 SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 E. Wacker Drive (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED PROCESSING
FEB 28 2004

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/04

OATH OR AFFIRMATION

I, Pam Kellam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cohen Financial Equities LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

—

OFFICIAL SEAL
BERTHA WILLIAMS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-24-2007

P. Kellam
Signature

Treasurer
Title

Bertha Williams
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

Table of Contents

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

To the Members of
Cohen Financial Equities, LLC:

We have audited the accompanying statement of financial condition of Cohen Financial Equities LLC (the Company), as of December 31, 2003, and the related statements of operations, changes in members' capital, and cash flows for the period March 1, 2003 (inception) through December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cohen Financial Equities LLC as of December 31, 2003, and the results of its operations and cash flows for the period from March 1, 2003 (inception) through December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 20, 2004

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

Statement of Financial Condition

December 31, 2003

Assets

Cash	$	24,111
Total assets	$	24,111

Liabilities and Members' Capital

Liabilities:		
Accounts payable and accrued expenses	$	10,813
Total liabilities		10,813
Members' capital		13,298
Total liabilities and members' capital	$	24,111

The accompanying notes are an integral part of this statement.

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

Statement of Operations

For the period March 1, 2003 (inception) through December 31, 2003

Revenues	$	—
Total revenues		—
Expenses:		
Training expense		16,326
Professional fees		110,169
Other operating expenses		3,057
Total expenses		129,552
Net loss	$	(129,552)

The accompanying notes are an integral part of this statement.

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

Statement of Changes in Members' Capital

For the period March 1, 2003 (inception) through December 31, 2003

Balance at March 1, 2003	$	—
Capital contributed		95,000
Transfer of professional fees and other operating expense liability		47,850
Net loss		(129,552)
Balance at December 31, 2003	$	13,298

The accompanying notes are an integral part of this statement.

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liabilty Company)

Statement of Cash Flows

For the period March 1, 2003 (inception) through December 31, 2003

Cash flows from operating activities:		
Net loss	$	(129,552)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Transfer of professional fees and other operating expense liability to members		47,850
Net change in certain assets and liabilities:		
Accounts payable and accrued expenses		10,813
Net cash flows used in operating activities		(70,889)
Cash flows from financing activities:		
Captial contributions		95,000
Net cash flows provided by financing activities		95,000
Net increase in cash		24,111
Cash, beginning of period		—
Cash, end of period	$	24,111
Non-cash financing activity:		
Transfer of professional fees and other operating expense liability to members	$	47,850

The accompanying notes are an integral part of this statement.

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

Notes to Financial Statements

December 31, 2003

(1) Organization

CMBS-A, LLC was organized as a limited liability company on February 25, 1999 under the laws of the State of Illinois for the purpose of providing investment services and shall continue in existence until March 1, 2049 unless terminated earlier. CMBS-A, LLC had no operations. On March 1, 2003, CMBS-A, LLC changed its name to Cohen Financial Equities LLC (the Company). The Company is a registered member of the National Association of Securities Dealers (the NASD) as a broker/dealer. In addition, the Company is registered as an investment adviser with the Securities and Exchange Commission under the Investment Advisers Act of 1940. The members of the Company are CFC Capital Management Associates, L.P. and CFC Transactions, L.P.

The members shall not be personally liable to the Company, to any other members or to the creditors of the Company, for the debts of the Company or any of its losses beyond the amount of capital actually contributed to the Company by such members plus their respective share of accumulated and undistributed net profits of the Company and any interest thereon.

The Company provides investment advisory services for institutional customers and high net-worth individuals and provides services as a placement agent in private placements of securities for these and other customers.

(2) Summary of Significant Accounting Policies

Income Taxes

Federal and state income taxes related to income and expenses of the Company are the responsibility of the members and are not included in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Distributions to Members

The members may, at their discretion (but are not required to), make distributions of cash at any time. Distributions shall be made solely to the members pro rata in proportion to each member's capital account. No distributions have been made to the members.

(Continued)

COHEN FINANCIAL EQUITIES LLC
(An Illinois Limited Liability Company)

Notes to Financial Statements

December 31, 2003

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as these terms are defined. At December 31, 2003, the Company had net capital of $13,298, which was $8,298 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.81 to 1.0.

(5) Related Party

The Company has an agreement with an affiliate under indirect common ownership to receive support services and office space. The support services include legal, accounting, marketing, telecommunications, computer support, and managerial services. The office space agreement allows the Company exclusive rights to a portion of the affiliate's main office and one branch office. These costs were approximately $47,850 and were recorded as professional fees and other operating expenses in the accompanying statement of operations. This agreement may be terminated by either party with a thirty-day written notice.

Schedule

COHEN FINANCIAL EQUITIES LLC

(An Illinois Limited Liability Company)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2003

Net capital:		
Total members' capital	$	13,298
Net capital requirement		5,000
Excess net capital	$	8,298
Aggregate indebtedness – accounts payable, accrued expenses and other unsubordinated liabilities	$	10,813
Ratio of aggregate indebtedness to net capital		81%

The Company is exempt under paragraph (k)(2)(ii) of Rule 15c3-3 from computing the Reserve Requirements under Exhibit A of Rule 15c3-3 and from including Information Relating to the Possession or Control Requirements under Rule 15c3-3 because the Company is an introducing broker that does not receive customer customer funds or securities.

There are no differences between the schedule presented above and the schedule filed with the Focus Report.

See accompanying independent auditors' report.

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Members
Cohen Financial Equities LLC:

In planning and performing our audit of the financial statements and schedule of Cohen Financial Equities LLC (the Company) for the period March 31, 2003 (inception) through December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

KPMG LLP

February 20, 2004